Exhibit 99.23

NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA EXECUTES TWO LEASE
TRANSACTIONS TOTALING 731,000 SQUARE FEET
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Talisman Energy Extends Lease at Bankers Hall in Calgary;
Department of Justice Renews and Expands at Exchange Tower in Toronto

TORONTO,September19, 2011 –Brookfield Office Properties Canada (TSX: BOX.UN), the country’s preeminent office REIT (Real Estate Investment Trust) announced today the execution of two lease transactions totaling 731,000 square feet. Talisman Energy is extending its 527,000-square-foot lease at Bankers Hall in Calgary by 10 years, and the Department of Justice is renewing its lease at Exchange Tower in Toronto for three years and expanding its space to 204,000 square feet.

“These two transactions are important deals within our portfolio and once again demonstrates Brookfield’s commitment to proactive leasing ahead of expiries,” said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada.

Talisman Energy has extended its 527,000-square-foot lease at Bankers Hall – originally set to expire in 2015 – by 10 years to 2025. This extension brings Brookfield’s average lease term in Calgary to 12 years.

Helen Wesley, executive vice president of Corporate Services at Talisman Energy said, “Extending the lease on our existing 26 floors in Bankers Hall is an integral part of our long-term head office strategy. Talisman is an exciting place to work and the renewal of our lease with Brookfield ensures a long-term future in a high-quality office location in the heart of Calgary.”

The Department of Justice signed a three-year lease extension at Exchange Tower in Toronto, pushing expiry to 2016, and increased its footprint by 20,000 square feet to 204,000 square feet. The additional occupied space brings Exchange Tower’s occupancy rate to 96% and the extension brings Brookfield’s average lease term in Toronto to eight years.

With the two combined transactions, Brookfield Office Properties Canada’s overall average lease term increased to 10 years.

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About Brookfield Office Properties Canada

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust. Its portfolio is comprised of interests in 19 premier office properties totaling 14 million square feet in the downtown cores of Toronto, Calgary, and Vancouver. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. For more information, visitwww.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications
(416) 359-8593; matthew.cherry@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties Canada believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the trust with the securities regulators in Canada, including in the Final Long Form Prospectus under the heading “Brookfield Office Properties Canada and Real Estate Industry Risks,” and in the trust’s most recent annual report under the heading “Management’s Discussion and Analysis - Risks and Uncertainties.” The trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.